__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 September 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Limited 2003 Financial Statements (part 3 of 3)

Notes to Financial Statements continued

48 BHP Billiton Limited (single parent entity financial statements)

Set out below are the Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows of the BHP Billiton Limited single parent entity expressed in Australian dollars.

The full single parent entity financial statements of BHP Billiton Limited are available on the Company's website (www.bhpbilliton.com) and are available to shareholders on request free of charge.

Statement of Financial Performance for the year ended 30 June 2003
	BHP Billiton Limited
	30 June	30 June
	2003	2002
	A$M	A$M
Revenue from ordinary activities
Non-operating revenue	3 827	2 341
	3 827	2 341
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	1 842	757
	1 985	1 584
deduct
Depreciation and amortisation	9	8
Borrowing costs	696	653
Profit from ordinary activities before income tax	1 280	923

deduct
Income tax expense/(benefit) attributable to ordinary activities	99	(50)
Net profit attributable to members of BHP Billiton Limited	1 181	973
Total changes in equity other than those resulting from transactions with owners	1 181	973

Statement of Financial Position as at 30 June 2003
	BHP Billiton Limited
	30 June	30 June
	2003	2002
	A$M	A$M
Current assets
Cash assets	1	83
Receivables(a)	24 004	30 044
Other	1	1
Total current assets	24 006	30 128
Non-current assets
Receivables	4 909	2 096
Other financial assets	22 308	19 525
Property, plant and equipment	5	34
Deferred tax assets	52	198
Other assets	2	3
Total non-current assets	27 276	21 856
Total assets	51 282	51 984
Current liabilities
Payables(a)	33 263	33 200
Interest bearing liabilities	1	4
Tax liabilities	7	96
Other provisions	678	734
Total current liabilities	33 949	34 034
Non-current liabilities
Interest bearing liabilities	6 153	4 712
Other provisions	71	39
Total non-current liabilities	6 224	4 751
Total liabilities	40 173	38 785
Net assets	11 109	13 199
Contributed equity - BHP Billiton Limited	3 242	5 638
Reserves	727	689
Retained profits	7 140	6 872
Total equity	11 109	13 199

(a) The majority of these balances represent amounts which are receivable and payable internal to the Group. The Company has control of payment of these amounts and will manage them to ensure that at all times it has sufficient funds available to meet its commitments.

Statement of Cash Flows for the year ended 30 June 2003
	BHP Billiton Limited
	30 June	30 June
	2003	2002
	A$M	A$M
Cash flows related to operating activities
Receipts from customers	-	21
Payments to suppliers, employees, etc.	(541)	(499)
Dividends received	825	804
Interest received	1 406	1 176
Borrowing costs	(696)	(653)
Other	233	159
Operating cash flows before income tax	1 227	1 008
Income taxes (paid)/refunds received	(32)	130
Net operating cash flows	1 195	1 138
Cash flows related to investing activities
Purchases of property, plant and equipment	(3)	(2)
Investments in controlled entities	(4 585)	(693)
Investing outflows	(4 588)	(695)
Proceeds from sale of property, plant and equipment	15	20
Proceeds from demerger, sale or partial sale of controlled entities and joint venture interests	1 331	126
Net investing cash flows	(3 242)	(549)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	294	1
Loans to Group companies	(2 048)	(7 561)
Repayments of loans from Group companies	4 657	8 000
Buy-back of shares previously held by Beswick Group	-	(36)
Dividends paid	(913)	(900)
Other	(22)	(21)
Net financing cash flows	1 968	(517)
Net increase/(decrease) in cash and cash equivalents	(79)	72
Cash and cash equivalents at beginning of period	79	7
Cash and cash equivalents at end of period	-	79

49 Supplementary oil and gas information (unaudited)

Oil and gas reserves

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2003, 30 June 2002 and 30 June 2001 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk-sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At 30 June 2003, approximately 19 per cent (2002: 17 per cent, 2001: 14 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil (2002: nil, 2001: nil) of natural gas reserves are attributable to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	438.3	28.6	90.1	557.0
Improved recovery	0.4	-	-	0.4
Revisions of previous estimates	5.3	0.5	0.5	6.3
Extensions and discoveries	4.4	67.6	74.1	146.1
Purchase/sales of reserves	(0.9)	3.8	(18.3)	(15.4)
Production (b)	(70.7)	(4.2)	(12.2)	(87.1)
Total changes	(61.5)	67.7	44.1	50.3
Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	-	-	-	-
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	-	73.6
Purchase/sales of reserves	-	-	-	-
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)
Total changes	(47.8)	64.4	(25.3)	(8.7)

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	-	-	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	-	-	-	-
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)
Total changes	(2.4)	(8.7)	4.5	(6.6)
Reserves at 30 June 2003 (c)	326.6	152.0	113.4	592.0
Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	334.2	11.3	46.3	391.8
Reserves at 30 June 2001	268.6	9.4	40.9	318.9
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2

(a) In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.

(b) Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c) Total proved oil, condensate and LPG reserves include 20.9 million barrels derived from probabilistic aggregation procedures.
(billions of cubic feet)	Australia/Asia(a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2000	4 142.9	142.4	705.0	4 990.3
Improved recovery	-	-	-	-
Revisions of previous estimates	72.8	(26.4)	(43.9)	2.5
Extensions and discoveries	32.9	38.5	-	71.4
Purchases/sales of reserves	-	6.1	-	6.1
Production (b)	(170.2)	(21.5)	(67.1)	(258.8)
Total changes	(64.5)	(3.3)	(111.0)	(178.8)
Reserves at 30 June 2001	4 078.4	139.1	594.0	4 811.5
Improved recovery	-	-	-	-
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	-	643.2
Purchases/sales of reserves	-	-	-	-
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)
Total changes	422.4	14.9	(104.8)	332.5
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	-	-	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	-	199.1
Purchases/sales of reserves	-	-	-	-
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)
Total changes	403.8	(6.7)	(70.2)	326.9
Reserves at 30 June 2003 (c)	4 904.6	147.3	419.0	5 470.9
Proved developed natural gas reserves
Reserves at 30 June 2000	2 437.0	125.9	522.4	3 085.3
Reserves at 30 June 2001	2 303.2	84.6	550.2	2 938.0
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3

(a) Production for Australia includes gas sold as LNG.

(b) Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c) Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

50 Supplementary mineral resource and ore reserves information (unaudited)

The statement of Mineral Resources and Ore Reserves presented in this report has been produced in accordance with the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the 'JORC Code'). Commodity prices and exchange rates used to estimate the economic viability of reserves are based on September 2002, BHP Billiton long-term forecasts unless otherwise stated. The Ore Reserves tabulated are all held within existing, fully permitted mining tenements. The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

The information in this report relating to Mineral Resources and Ore Reserves is based on information compiled by Competent Persons (as defined in the JORC code) or for operations located outside Australia by Recognised Mining Professionals, defined as a member of a recognised mining professional body. All Competent Persons and Recognised Mining Professionals have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined by the JORC Code. Each Competent Person consents to the inclusion in this Report of the matters based on their information in the form and context in which it appears.

All of the Mineral Resource and Ore Reserve figures presented are reported in 100 per cent terms, and represent estimates at 30 June 2003 (unless otherwise stated). All tonnes and grade information has been rounded; hence small differences may be present in the totals. All of the Mineral Resource information (unless otherwise stated) is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves).

The information contained herein differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. BHP Billiton's US GAAP disclosures reflect the information reported to the SEC.

Ore Reserves and Mineral Resources are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

Aluminium Customer Sector Group

Mineral Resources

The table below details the Mineral Resources for the Aluminium Customer Sector Group as at 30 June 2003 and is presented in 100 per cent terms.

	Measured Resources		Indicated Resources		Inferred Resources		Total Resources	BHP Billiton
Bauxite Deposits (6)	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Alumina(4) %	Tonnes (millions)	Interest %
Australia (1)
Worsley	339	30.7	156	33	65	32.2	560	86
Suriname (2)
Lelydorp, Para N &
Kankantrie N	9.7	59.6	16.4	58.0	-	-	26.1	76
Brazil (3)(5)
MRN Crude	171	-	34	-	860	-	1 064	14.8
MRN Washed	122	50.5	26	51.3	600	50.4	748	14.8

(1) Worsley resource numbers are quoted on a dry basis; Competent Person is D Parmenter (MAIG).

(2) Suriname resource numbers are quoted on a dry basis; Competent Person is D L Butty (EuroGeol).

(3) Resource tonnages for MRN washed are quoted with nominal 5 per cent moisture; Competent Person is V J van der Riet (MAusIMM).

(4) Alumina as available alumina for Worsley and MRN; and total alumina for Lelydorp.

(5) MRN - Mineração Rio do Norte.

(6) The Worsley total resource increased by 15 Mt from the previous 2002 estimate; this is the net effect of new drilling, minor changes in cut-off grade and mining depletion during the year. Suriname resource changes are the result of mining depletion. The reduction in MRN crude and washed resource is due to mining depletion and the loss of resource due to environmental restrictions and selective mining.

Ore Reserves

The table below details the Ore Reserves for the Aluminium Customer Sector Group as at 30 June 2003 and is presented in 100 per cent terms.

Reserves (1)(2)(3)(4)(8)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest
Deposit	(millions)	%Alumina	(millions)	%Alumina	(millions)	%Alumina	%
Australia (5)
Worsley	314	30.7	12	30.9	326	30.7	86
Suriname (6)
Lelydorp	9.3	52.5	-	-	9.3	52.5	76
Brazil (7)
MRN Crude	171	-	-	-	171	-	14.8
MRN Washed	122	50.5	-	-	122	50.5	14.8

(1) Mine dilution and recovery are included in the ore reserve statements for each deposit.

(2) Alumina as available alumina.

(3) Approximate drill hole spacings used to classify the reserves are:
	Proved Ore Reserves	Probable Ore Reserves
Worsley	100m or less grid spacing	200m or less grid spacing
Lelydorp	61m x 61m	No reserve quoted in this category.
MRN	200m grid spacing or less with mining and metallurgical characterisation (test pit/ bulk sample) plus a reliable suite of chemical and size distribution data.	No reserve quoted in this category.

(4) No third party audits have been undertaken on the quoted ore reserve.

(5) Worsley reserve tonnages are quoted on a dry basis; Competent Person is D Parmenter (MAIG).

(6) Lelydorp reserve tonnages are quoted on a dry basis; Competent Person is D L Butty (EuroGeol).

(7) Mineração Rio do Norte (MRN) washed reserve tonnages and grades are quoted on a nominal 5 per cent moisture content basis; Competent Person is V J van der Riet (MAusIMM).

(8) Changes in the Ore Reserves from the previous 2002 figures reflect changes discussed in the Mineral Resources table for the Aluminium Customer Sector Group.

Base Metals Customer Sector Group

Mineral Resources (9)(10)

Details of the Mineral Resources for the Base Metals Customer Sector Group as at 30 June 2003 and are presented in the table below in 100 per cent terms.
Measured Resources	Indicated Resources	Inferred Resources	Total Resources	BHP Billiton
Tonnes	Grade (8)	Tonnes	Grade (8)	Tonnes	Grade (8)	Tonnes	Grade (8)	Interest
Commodity Deposit	Ore Type	(millions . dmt)	%TCu	%SCu	g/tAu	(millions . dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	(millions . dmt)	%TCu	%SCu	g/tAu	%
Copper
Escondida (1)	Sulphide	687	1.43	-	-	897	1.01	-	-	540	0.92	-	-	2 121	1.12	-	-	57.5
Low-grade float	171	0.60	-	-	557	0.60	-	-	670	0.59	-	-	1 396	0.59	-	-	57.5
Low-grade leach	194	0.50	-	-	207	0.41	-	-	270	0.41	-	-	673	0.43	-	-	57.5
Mixed	25	1.41	0.42	-	41	0.59	0.21	-	46	0.70	0.20	-	111	0.82	0.25	-	57.5
Oxide	141	-	0.77	-	61	-	0.48	-	48	-	0.55	-	249	-	0.65	-	57.5
Escondida	Sulphide	89	1.81	-	-	485	1.30	-	-	75	0.96	-	-	649	1.33	-	-	57.5
Norte	Low-grade float	9.4	0.62	-	-	344	0.58	-	-	290	0.57	-	-	642	0.58	-	-	57.5
Mixed	4.7	0.83	0.26	-	31	0.88	0.31	-	7	0.46	0.12	-	43	0.81	0.27	-	57.5
Oxide	12	-	0.55	-	97	-	0.86	-	33	-	0.66	-	142	-	0.79	-	57.5
Pinto Valley (2)	Pinto Valley unit	697	0.20	-	-	16	0.34	-	-	2	0.25	-	-	715	0.20	-	-	100
In situ leach	174	0.32	-	-	40	0.32	-	-	-	-	-	-	214	0.32	-	-	100
Robinson (3)	Tripp-Veteran	183	0.66	-	0.25	28	0.60	-	0.15	6	0.49	-	0.07	217	0.65	-	0.23	100
Ruth	145	0.55	-	0.15	25	0.49	-	0.15	15	0.44	-	0.09	185	0.53	-	0.15	100
Tintaya (4)	Sulphide	41.4	1.43	-	0.26	51.7	1.51	-	0.20	24	1.48	-	0.15	117	1.47	-	0.21	99.9
Oxide	5.0	1.51	1.29	-	33.7	1.64	1.23	-	4	1.58	1.21	-	43	1.62	1.23	-	99.9
Cerro	Oxide	9.3	0.62	0.44	-	177	0.71	0.54	-	22	0.65	0.46	-	209	0.70	0.53	-	100
Colorado (5)	Sulphide	5.2	0.96	0.12	-	117	0.80	0.10	-	20	0.68	0.10	-	142	0.79	0.10	-	100
Spence	Oxide	41	1.34	0.99	-	46	0.93	0.69	-	1	0.74	0.57	-	88	1.12	0.83	-	100
Leachable	113	1.36	0.18	-	168	0.82	0.12	-	6	0.65	0.11	-	287	1.03	0.14	-	100
sulphide
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo	(millions dmt)	%TCu	%Mo
Highland Valley	Sulphide	224	0.42	0.007	50	0.42	0.006	-	-	274	0.42	0.007	33.6
Copper Zinc	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo	(millions dmt)	%TCu	%Zn	g/tAg	%Mo
Antamina (6)	Sulphide	26	0.50	0.19	4.9	0.034	32	0.47	0.27	5.9	0.030	29	0.79	0.98	13.0	0.016	87	0.58	0.48	7.9	0.026	33.75
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu	(millions dmt)	%Zn	g/tAg	%TCu	g/tAu
Selbaie	Sulphide stockpiles	2.1	1.12	22	0.27	0.25	-	-	-	-	-	-	-	-	-	-	2.1	1.12	22	0.27	0.25	100
Silver Lead	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn	(millions dmt)	g/tAg	%Pb	%Zn
Cannington (7)	Sulphide	19.0	555	12.23	4.95	12.0	493	11.58	4.06	9.4	348	8.9	3.7	40.4	488	11.27	4.39	100

(1) The Escondida deposit is a supergene-enriched porphyry copper deposit. Changes in the Mineral Resource reflect mining depletion. Stockpiled material above respective cut-off grades is included as Measured Resource.

(2) The Pinto Valley Mineral Resource is based on the milling and flotation of copper sulphides from ore-grade rock and acid leaching and SXEW of copper from lower grade sulphide bearing rock.

(3) BHP Copper North America ceased operations at the Robinson Mine site on 24 June 1999.

(4) BHP Billiton holds a 99.9 per cent interest in Tintaya, an open pit copper mine in southern Peru. The remaining interest is held by Peruvian shareholders.

(5) Cerro Colorado is a supergene-enriched porphyry copper deposit.

(6) Antamina Resource is exclusive of Ore Reserves.

(7) The Cannington Ag-Pb-Zn deposit is a Broken Hill Type (BHT) deposit located in the Eastern Succession of the Mt Isa inlier. Results from ongoing underground diamond drilling and geological interpretation have seen the upgrading of Inferred Resource to Indicated and Indicated to Measured.

(8) %TCu - per cent total copper, %SCu - per cent soluble copper.

(9) Competent Persons - Resources
Escondida, Escondida Norte: Dr J M Gilligan (MAusIMM)
Pinto Valley & Robinson: J Gage (MAusIMM)
Tintaya: R Preece (FAusIMM)
Cerro Colorado: E Fernandez (MAIG)
Spence: M Mullins ( FAusIMM)
Highland Valley: R Kintzi (APEGBC)
Antamina: G Stothart (APEGNB)
Selbaie: D Adam (CIM/OGQ)
Cannington: A Edwards (MAusIMM).

(10) The Cerro Colorado total Mineral Resource has increased by 129 Mt from that quoted in 2002, this is due to additions and reclassification based on further drilling less resource depletion due to mining. The Tintaya sulphide and oxide Mineral Resources have been re-estimated with the inclusion of further drilling and changes to resource classification methods. Other changes in the Base Metals Customer Sector Group resource base are predominantly due to mining depletion.

Base Metals Customer Sector Group continued

Ore Reserves (1)(2)(3)(10)

The table below details our copper, zinc, silver, gold, molybdenum and lead reserves in metric tonnes estimated as at 30 June 2003.

Proved Ore Reserve	Probable Ore Reserve	Total Ore Reserve	BHP
Tonnes	Grade(7)	Tonnes	Grade(7)	Tonnes	Grade(7)	Billiton
Base Metals Deposit	Ore type	(millions dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	(millions dmt)	%TCu	%SCu	g/tAu	Interest %
Copper
Escondida (4)	Sulphide	672	1.46	-	-	842	1.02	-	-	1 514	1.21	-	-	57.5
Low-grade float	151	0.60	-	-	418	0.60	-	-	570	0.60	-	-	57.5
Mixed	-	-	-	-	51	1.04	0.32	-	51	1.04	0.32	-	57.5
Oxide	139	-	0.79	-	53	-	0.51	-	192	-	0.71	-	57.5
Escondida	Sulphide	84	1.84	-	-	417	1.35	-	-	502	1.44	-	-	57.5
Norte (5)	Low-grade float	-	-	-	-	95	0.61	-	-	95	0.61	-	-	57.5
Oxide	-	-	-	-	117	-	0.77	-	117	-	0.77	-	57.7
Tintaya (6)(8)	Sulphide	31.9	1.30	-	0.24	31.4	1.45	-	0.18	63.3	1.38	-	0.21	99.9
Oxide	5.0	1.51	1.29	-	31.6	1.58	1.18	-	36.6	1.57	1.20	-	99.9
Cerro	Oxide	16	0.57	0.40	-	117	0.74	0.59	-	133	0.74	0.58	-	100
Colorado	Sulphide	19	1.02	0.12	-	55	0.84	0.11	-	74	0.88	0.11	-	100
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%TCu	%Mo	(millions)	%TCu	%Mo	(millions)	%TCu	%Mo
Highland
Valley	Sulphide	224	0.42	0.007	50	0.42	0.006	274	0.42	0.007	33.6
Copper Zinc	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%TCu	%Zn	g/tAg	%Mo	(millions)	%TCu	%Zn	g/tAg	%Mo	(millions)	%TCu	%Zn	g/tAg	%Mo
Antamina (9)	Sulphide	278	1.27	1.02	14.2	0.030	233	1.16	0.93	13.1	0.029	511	1.22	0.98	13.7	0.030	33.75
Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
(millions)	%Zn	g/tAg	%TCu	g/tAu	(millions)	%Zn	g/tAg	%TCu	g/tAu	(millions)	%Zn	g/tAg	%TCu	g/tAu
Selbaie	Sulphide
stockpiles	2.1	1.12	22	0.27	0.25	-	-	-	-	-	2.1	1.12	22	0.27	0.25	100
Silver Lead	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Zinc	(millions)	g/tAg	%Pb	%Zn	(millions)	g/tAg	%Pb	%Zn	(millions)	g/tAg	%Pb	%Zn

Cannington (6)	Sulphide	15	492	10.85	4.15	8.2	462	10.87	3.74	23.2	482	10.9	4.0	100

        (1) All reserves quoted are diluted and include mining recovery.

        (2) Metallurgical recoveries for the operations are:
% Metallurgical Recovery	TCu	SCu	Zn	Pb	Ag	Au	Mo
Escondida Sulphide	81-86
Escondida Low-grade float	81
Escondida Mixed	39
Escondida Oxide		88
Escondida Norte Sulphide	80-87
Escondida Norte Oxide		85
Tintaya Sulphide	77-90.5				59.4	66.3
Tintaya Oxide		78.0
Cerro Colorado	82.5	82.5
Highland Valley	89						50
Antamina	88.5-95.1		0-86.4		65-90		0-70
Selbaie	79.5		75.5		9.9-50.4	62.2
Cannington			Ave. 72	Ave. 89	Ave. 89

        (3)Approximate drill hole spacings used to classify the reserves are:
	Proved Ore Reserves	Probable Ore Reserves
Escondida	65 x 65m to 75 x 75m depending on geological domain and ore type	80 x 80m to 140 x 140m depending on geological domain and ore type
Escondida Norte	50 x 50m to 55 x 55m depending on geological domain and ore type	60 x 60m to 280 x 280m depending on geological domain and ore type
Tintaya Sulphide	18m in Chabuca area; 25m elsewhere	37m in Chabuca area; 50m elsewhere
Cerro Colorado	35m grid spacing	75m x 100m grid spacing
Highland Valley	Overall 111.1m spacing	Overall 124.2m spacing
Antamina	3 holes within 55m and closest within 40m	Variable between domains, approximately 2 to 3 holes within 55m to 100m and closest within 25 to 55m
Selbaie	All ore reserves now contained in a stockpile	All ore reserves are now measured
Cannington	12.5m x 15m spacing or less	25m x 25m spacing

(4) No changes to the block model or the ore types were introduced in this declaration. Change in the Ore Reserves tonnages compared to the previous statement results from the depletion of Ore Reserves through production, the application of a mining recovery factor to the stockpiled resources to generate stockpiled reserves and the reclassification of some probable oxide reserves as mixed reserves or waste. The use of a variable cut-off grade strategy during the production period has also resulted in the reclassification of some sulphide ore into LG Float ore. LG Float ore extracted from the pit is stockpiled in the LG leach stockpile resulting in a reclassification to stockpiled LG leach resource. Measured Resource for Mixed ore has been downgraded to Probable Reserve to reflect uncertainty in some of the modifying factors. Stockpiled material is included in the appropriate ore reserve estimate as Proved Reserve (with the exception of Mixed ore). Economic pit limits were determined using the Whittle 4X software package; Ore Reserves herein quoted are based on the 'Ultimate Pit 42NB', generated using Measured, Indicated and Inferred Resources for Sulphide and Oxide material types only. This practice allows the maximum size of the pit to be used in strategic mine planning activities and reasonably reflects the future mining potential of the deposit, subject to future infill drilling. Reported Proved and Probable Reserves are derived from Measured and Indicated Resources only within the Ultimate Pit, after modifying factors have been applied. The Ultimate Pit obtained by removal of Inferred Resources from the pit optimisation is smaller (Ultimate Pit 42SP), and as a result has a lower reserve base. Proved and Probable Reserves in this smaller pit, including stockpiled ore, are reduced to: Sulphide ore: 1417 Mt at 1.24 per cent TCu, LG Float ore: 453 Mt at 0.60 per cent TCu, Mixed ore: 45 Mt at 1.10 per cent TCu and 0.34 per cent SCu, and Oxide ore: 186 Mt at 0.72 per cent SCu. As there are differences in convention within the industry as to which reserves numbers to publicly report, both are provided to maintain transparency. The Inferred Resources located within the mine plan declared in the previous statement (June 2002), did not include 27 million tonnes at 1.21 per cent TCu, which has been corrected in this declaration. The downgrading of Measured Resource to Probable Reserve for Mixed ore was omitted from the previous statement and has been corrected in this declaration.

(5) An Ore Reserve has been declared at Escondida Norte for the first time in 2003. The Escondida Norte deposit is a supergene-enriched porphyry copper deposit of Oligocene age in which two major stages of sulphide and one stage of oxide mineralisation contributed to the formation of a giant copper deposit. The principal copper-bearing minerals are chalcocite, chalcopyrite and brochantite/antlerite. The copper mineralisation is a satellite ore body of the main Escondida mineralisation located 5km to the north. The western extension of Escondida
Norte is named the Zaldivar deposit, currently mined in an open pit by Cia. Minera Zaldivar Ltda. The final feasibility study of Escondida Norte was approved by BHP Billiton and its partners in June 2003 as part of the Escondida strategy to maintain copper production capacity in future years. Development costs are estimated at US$400 million, which include pre mine development, new mining equipment, a primary crusher with an overland conveyor, and maintenance and operating support facilities. Pre-mine activities are programmed to start in
September 2003 and copper production from the Escondida Norte deposit is scheduled for the fourth quarter of CY2005. The deposit will be mined using open pit, bulk-mining methods with mineral processing through conventional flotation to produce a high-grade copper concentrate and oxide heap leaching to produce copper cathode. The mine design is based on truck and shovel methods with direct haulage of waste and in-pit crushing of ore, for a total material movement of approximately 450,000 tonnes per day (tpd). Escondida Norte Sulphide ore will be processed at an initial rate of approximately 85 000 tpd, increasing to 100 000 tpd after two years of copper production. Sulphide ore will feed both the existing Los Colorados concentrator and the new Laguna Seca concentrator, blended with Escondida ore.

(6) Third party reserve audits have been undertaken on Cannington and Tintaya in the past three years.

(7) %TCu - per cent total copper, %SCu - per cent soluble copper.

(8) Tintaya Sulphide production was temporarily halted in November 2001 as a reaction to oversupply in the global copper market, and the oxide operation was commissioned during the year. Tintaya Sulphide production is being restarted during the first half of FY2004.

(9) Test work done on M4 material mined early in the pit life and currently contained in the 4155W stockpile and 4174 Finger 'B' stockpile has indicated that this material is not economically millable. Consequently, this material (approx. 1.7 Mt) has been excluded from the Reserve and Resource estimate. In early June of 2003, an area of Phase 2 and Phase 3 was identified as containing a high percentage of total copper present as oxides and secondary sulphides. This type of material has previously demonstrated poor metallurgy. A preliminary interpretation of the extent of this zone has outlined approximately 6 Mt of previously included Reserve material and 1.7 Mt of Resource material. Test work is ongoing on this material to determine its true economic viability. Consequently, until such time as proven otherwise, this material has been excluded from the Antamina Reserve and Resource estimation numbers.

(10) Competent Persons - Reserves
Escondida, Escondida Norte: Dr J M Gilligan (MAusIMM)
Tintaya: P Dupree (MAusIMM)
Cerro Colorado: R Contreras (MAusIMM)
Highland Valley: R Kintzi (APEGBC)
Antamina: G Stothart (APEGNB)
Selbaie: D Adam (CIM/OGQ)
Cannington: K Sommerville (MAusIMM).

Carbon Steel Materials Customer Sector Group

Mineral Resources

The tables below detail iron ore, manganese and metallurgical coal Mineral Resources (in metric tonnes) estimated in 100 per cent terms as at 30 June 2003. All resource figures are total Mineral Resources inclusive of material converted to Ore Reserves.

Iron Ore Mineral Resources (6)
		Measured Resources			Indicated Resources			Inferred Resources			Total Resources			BHP Billiton
		Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Interest
Deposit	Ore Type	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	%
Iron Ore (1)(2)(3)(4)
Mt Newman JV	BKM	893	63.6	0.07	223	62.4	0.08	277	61.6	0.09	1 394	63.0	0.08	85
	MM	160	61.8	0.07	82	60.0	0.06	619	59.4	0.07	861	59.9	0.07	85
Jimblebar	BKM	245	61.6	0.07	117	61.7	0.08	755	61.5	0.13	1 117	61.5	0.11	100
	MM	-	-	-	-	-	-	17	60.2	0.10	17	60.2	0.10	100
Mt Goldsworthy JV
Northern Areas	NIM	48	61.2	0.06	45	60.8	0.06	-	-	-	93	61.0	0.06	85
Area C(5)	BKM	22	58.5	0.07	19	58.5	0.07	71	62.2	0.12	111	60.9	0.10	85
	MM	392	62.1	0.06	213	62.2	0.06	373	61.1	0.06	978	61.7	0.06	85
BHP Billiton/	BKM	-	-	-	82	59.6	0.14	85	61.2	0.16	167	60.5	0.15	89
Renison JV	MM	-	-	-	51	60.4	0.06	158	61.8	0.06	209	61.5	0.06	89
Yandi JV	BKM	-	-	-	-	-	-	195	59.0	0.15	195	59.0	0.15	85
	CID	834	57.9	0.04	348	57.7	0.04	239	57.3	0.04	1 421	57.8	0.04	85
Samarco JV		450	46.9	0.05	660	45.0	0.05	2 659	42.0	0.04	3 769	43.0	0.05	50

(1) The BHP Billiton Iron Ore Western Australia resources include those that support current mining operations and market grades, and also include resources to support future undefined developments. All tonnages are in wet metric tonnes, except for Samarco, which is in dry metric tonnes.

(2) Resources are divided into joint ventures, and material types that reflect the various products produced. The bedded ore material types are classified by the host Archaean or Proterozoic banded iron-formations. These are BKM - Brockman, MM - Marra Mamba and NIM - Nimingarra. The CID - Channel Iron Deposit or pisolite - are Cainozoic fluvial sediments.

(3) The resource grades listed refer to in situ, iron (Fe) and phosphorus (P).

(4) The total MM resources for the Newman JV have decreased by 67 Mt from the previous 2002 reported resource due to a revision in the Fe cut-off grade used to define the resource. Other iron ore resource changes are predominantly related to production depletion.

(5) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

(6) Competent Persons
Newman JV: M Kneeshaw (FAusIMM) and C Handley (MAusIMM)
Jimblebar: M Kneeshaw (FAusIMM) and C Handley (MAusIMM)
Mt Goldsworthy JV, Northern Areas: D Podmore (MAusIMM)
Mt Goldsworthy JV Area C: M Kneeshaw (FAusIMM)
BHP Billiton/Renison JV: M Kneeshaw (FAusIMM)
Yandi JV: C Handley (MAusIMM) and M Kneeshaw (FAusIMM)
Samarco JV: J Tizon (MAusIMM).

Carbon Steel Materials Customer Sector Group continued

Manganese Mineral Resources
	Measured Resources			Indicated Resources			Inferred Resources			Total Resources			BHP
	Tonnes			Tonnes			Tonnes			Tonnes			Billiton
Commodity	(millions	Grade	Grade	(millions	Grade	Grade	(millions	Grade	Grade	(millions	Grade	Grade	Interest
Deposit	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	%
Manganese (1)(2)
Wessels	6.9	48.0	-	30.0	48.2	-	-	-	-	36.9	48.2	-	60
Mamatwan	20.2	38.7	4.8	6.5	38.0	4.7	2.7	37.4	4.7	29.4	38.4	4.7	60
GEMCO (3)	54.0	48.1	-	58.1	47.6	-	92.5	47.0	-	205	47.4	-	60

(1) Competent Persons
    Wessels: E P Ferreira (SACNASP)
    Mamatwan: O van Antwerpen (SACNASP)
    GEMCO: E Swindell (SACNASP).

(2) The total Mamatwan manganese resource has decreased by 27.1 Mt from the previous 2002 resource base due to additional exploration drilling and a re-estimate of the resource at a higher Mn cut-off. Reduction in the Wessels and GEMCO total resources are primarily due to production depletion.

(3) GEMCO Mn grades are reported as washed sample grades and as such reflect a mineral product grade.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Resources (1)(7)(8)
				Measured.(4)			Indicated.(4)			Inferred.(4)				BHP
					Calorific	Volatile		Calorific	Volatile		Calorific	Volatile	Total	Billiton
		Mining	Coal (3)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Value.(6)	Matter.(6)	Tonnes	Interest
Ownership	Deposit	Method (2)	Type	(millions).(5)	(Kcal/kg)%		(millions).(5)	(Kcal/kg)%		(millions).(5)	(Kcal/kg)%		(millions).(5)%
Queensland Coal Resources at operating mines
CQCA JV	Goonyella	OC/UG	Met	599	-	23.7	832	-	22.1	144	-	22.1	1 575	50
	Peak Downs	OC/UG	Met	905	-	20.4	617	-	20.5	182	-	21.1	1 704	50
	Saraji	OC/UG	Met	360	-	18.5	288	-	17.9	72	-	18.1	720	50
	Norwich Park	OC/UG	Met	255	-	17.6	168	-	17.4	143	-	17.4	566	50
	Blackwater	OC/UG	Met/Th	227	7 515	25.8	147	7 510	25.6	318	7 460	25.2	692	50
	South Blackwater	OC/UG	Met/Th	97	7 170	-	434	7 200	-	453	7 050	-	984	50
Sub-total				2 443			2 486			1 312			6 241
Gregory JV	Gregory Crinum	OC/UG	Met/Th	87	-	33.6	72		33.2	4		33	163	50
BHP Mitsui	Riverside	OC	Met	11	-	22.8	2	-	24.2	1.5	-	25.0	15	80
	Sth Walker Ck	OC	Met/Th	100	7 725	13.0	198	7 650	15	79	7 710	13.0	377	80
Sub-total				111			200			81			392
Total Queensland Coal Resources at operating mines				2 641			2 758			1 397			6 796
Queensland Coal Undeveloped Resources
CQCA JV	Red Hill	UG	Met	90	-	20.9	406	-	19.6	306	-	18	802	50
	Daunia	OC	Met/Th	75	-	20.5	24	-	20.3	-	-	-	99	50
	Peak Downs East	UG	Met	-	-	-	668	-	17.5	104	-	18.4	772	50
Sub-total				165			1 098			410			1 673
Gregory JV	Liskeard	OC	Met	5.6	-	34.6	-	-	-	-	-	-	5.6	50
BHP Mitsui	Wards Well	UG	Met	331	-	-	289	-	-	-	-	-	620	80
	Lancewood	UG	Met	-	-	-	112	-	20.6	-	-	-	112	80
	Bee Creek	OC	Th	-	-	-	55	-	14.4	5	-	13	60	80
	Nebo West	OC	Th	-	-	-	178	6 930	7.5	-	-	-	178	80
	Poitrel/Winchester	OC/UG	Met/Th	95	-	22.5	41	-	23.6	8	-	24.5	144	80
Sub-total				426			675			13			1 114
Total Undeveloped Queensland Resources				597			1 773			423			2 793
Total Queensland Coal Resources				3 238			4 531			1 820			9 588
Illawarra Coal Resources at	Appin	UG	Met/Th	163	-	-	195	-	-	38	-	-	396	100
operating mines	West Cliff	UG	Met/Th	194	-	-	70	-	-	11	-	-	275	100
	Cordeaux	UG	Met/Th	124	-	-	87	-	-	4	-	-	215	100
	Elouera	UG	Met/Th	63	-	-	41	-	-	1	-	-	105	100
	Dendrobium	UG	Met/Th	209	-	-	195	-	-	78	-	-	482	100
Sub-total				753			588			132			1 473
Illawarra Coal Undeveloped Resources	A248 & 442	UG	Met/Th	128	-	-	231	-	-	72	-	-	431	100
Total Illawarra Resources				881			819			204			1 904

(1) Coal resources inclusive of coal reserves.

(2) OC = open-cut, UG = underground.

(3) Met = metallurgical coal, Th = thermal coal.

(4) Maximum borehole spacings for confidence levels are:
Measured 1000 m, Indicated 2000 m, Inferred 4000 m.

(5) All tonnages quoted are at in situ moisture content.(8

(6) Coal quality quoted is potential product quality on air-dried basis.

(7) Competent Persons Queensland Coal Resources: D Dunn (MAusIMM),
Illawarra Coal Resources: B Clark (MAusIMM).

(8) The CQCA JV total Coal Resources has decreased by 12 per cent from the previous 2002 base due to depletion, remodelling, reclassification and a change in the minimum seam thickness for inclusion of underground resource from 1.5m to 2.0m. The Gregory JV total Coal Resource base has decreased by 36 per cent from the previous 2002 base due to the exclusion of structurally complex coal seam areas. The BHP Mitsui JV total Coal Resource base has decreased by 19 per cent due to changes as noted above for minimum underground mineable thickness. At Illawarra the Appin and West Cliff colliery boundaries were redefined and the mine plans revised to include the transfer of reserves from Tower mine which has closed and its Coal Resource transferred to Appin. Cordeaux mine has also been closed and part of its Coal Resources transferred to Dendrobium.

Carbon Steel Materials Customer Sector Group continued

Ore Reserves

The tables below detail our iron ore, manganese and metallurgical coal Reserves (in metric tonnes) estimated as at 30 June 2003 in 100 per cent terms.

Iron Ore Reserves

		Proved Ore Reserve (6)			Probable Ore Reserve (6)			Total Ore Reserve			BHP Billiton
		Tonnes	Grade	Grade	Tonnes	Grade	Grade	Tonnes	Grade	Grade	Interest
Deposit	Ore Type (7)	(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P	%
Iron Ore (1)(2)(3)(4)(5)(8)(9)
Mt Newman JV	BKM	802	62.9	0.07	148	61.9	0.07	950	62.7	0.07	85
	MM	57	62.1	0.07	18	61.2	0.05	76	61.9	0.07	85
Jimblebar	BKM	175	62.0	0.07	72	61.5	0.08	247	61.8	0.07	100
Mt Goldsworthy JV
Northern Areas	NIM	17	63.0	0.05	4	60.7	0.04	21	62.6	0.05	85
Area C (10)	MM	184	62.7	0.06	19	62.8	0.06	204	62.7	0.06	85
Yandi JV	CID	485	58.3	0.04	156	58.1	0.04	641	58.3	0.04	85
Samarco		275	47.2	0.04	179	45.7	0.04	454	46.6	0.04	50

(1) The Reserves listed for each joint venture include a combination of High Grade (direct crusher feed) and Low Grade (usually requiring beneficiation). All tonnages are in wet metric tonnes, except for Samarco, which is in dry metric tonnes.

(2) The Reserve grades listed refer to head grades for iron (Fe) and phosphorus (P). Iron Ore is marketed as Lump (direct blast furnace feed) and Fines
(sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3) Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves for all Western Australian
Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.

(4) Metallurgical recovery is 100 per cent for all of the West Australian Iron Ores except for the low-grade part of the Mt Newman JV (350 million tonnes)
where the beneficiation plant recovery is 65 per cent. For both Mt Newman JV and Jimblebar the recovery of screened low-grade lump is 70 per cent and
55 per cent, respectively. For Samarco the beneficiation plant recovery is 57 to 59 per cent.

(5) The following third party audits have been undertaken: Mt Newman JV Long-Term Mine Plan Audit including the reserve base, MRDI, 1997; Jimblebar
Mine Planning Review, MineNet Consulting Mining Engineers, 2003; and Mt Goldsworthy JV Northern Areas, Long-Term Mine Plan Audit, MRDI, 1998
and Mine Planning Review, Mine Operations, MineNet Consulting Mining Engineers, 2001.

(6) Drill spacings used to classify Proved and Probable Reserves for the West Australian Iron Ore deposits are between 100m by 50m and 200m by 100m;
for Samarco the drill spacings used are 50m by 50m and 150m by 100m for Proved and Probable Reserves, respectively.

(7) Ore types are BKM - Brockman, MM - Marra Mamba, NIM - Nimingarra, and CID - Channel Iron Deposit.

(8) Competent Persons
Mt Newman, Jimblebar, Mt Goldsworthy JV Area C and Yandi: P Schultz (MAusIMM)
Mt Goldsworthy JV Northern Areas: R Richardson (MAusIMM)
Samarco: J Tizon (MAusIMM).

(9) The iron ore reserves for the Mt Newman JV, Whaleback pit have decreased by 163 Mt from the previous 2002 reserve due to mining depletion and a review of drill hole spacing that resulted in the reclassification of some Indicated Resource to Inferred Resource. The Inferred Resource is not transferable to reserve. The changes to the reserve base for Yandi JV and Samarco are primarily due to mining depletion.

(10) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of
Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

Carbon Steel Materials Customer Sector Group continued

Manganese Ore Reserves
		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton
		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade		Interest
		(millions			(millions			(millions
Deposit (1)(2)(3)(4)(5)(6)	Ore Type	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	dmt)	%Mn	%Fe	%
Manganese
South Africa
Wessels (UG)		3.1	48.0	-	13.2	48.2	-	16.3	48.2	-	60
Mamatwan (OC)(7)		18.6	37.9	4.6	6.0	38.0	4.7	24.6	37.9	4.6	60

		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade
		(millions			(millions			(millions
		dmt)	%Mn	%Yield	dmt)	%Mn	%Yield	dmt)	%Mn	%Yield
Australia
GEMCO (OC)	ROM	42.5	48.0	44	46.3	47.6	41	88.7	47.8	42	60

(1) Tonnages are on a dry basis. Mining dilution and recovery is included in the reserve estimate.

(2) Mining method: OC = open-cut, UG = underground.

(3) No third party reserve audits have been undertaken in the last three years.

(4) Metallurgical recovery for Wessels, Mamatwan and GEMCO will vary with required market specification.

(5) For the South African manganese deposits underground sampling and drill spacings of +/- 230m are used for Proved and Probable Reserves respectively at Wessels, while drill spacings of between 40m and 80m are used to classify Proved and Probable Reserves at Mamatwan. For GEMCO drill spacings of 60m by 120m and 120m by 120m are used for Proved and Probable
Reserves, respectively.

(6) Competent Persons
Wessels: E P Ferreira (SACNASP)
Mamatwan: O van Antwerpen (SACNASP)
GEMCO: E Swindell (SACNASP)

(7) The Mamatwan reserve has decreased by 12.65 Mt from the 2002 base; this is due to changes in the resource base (see note 2, Manganese Mineral Resources).

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Reserves (7)
				Marketable (2)				BHP
			Reserve (2)		Calorific	Volatile		Billiton
		Mining (1)	Tonnes	Tonnes	Value	Matter	Sulphur	Interest
		Method	(millions)	(millions)	(Kcal/kg)%		%	%
Metallurgical Coal Reserves (3)(4)(5)(6)(9)
Queensland Reserves at operating mines
CQCA JV	Goonyella	OC	801	558		23.6		50
	Peak Downs	OC	996	563		20.4		50
	Saraji	OC	585	337		18.4		50
	Norwich Park	OC	107	76		16.9		50
	Blackwater	OC	349	290		25.5		50
	South Blackwater	OC	66	66		29.1		50
Gregory JV	Gregory	OC	17	14		33.7		50
	Crinum	UG	55	46		31.4		50
BHP Mitsui	Riverside	OC	6.7	4.7		23.2		80
	South Walker Ck	OC	134	96		13.1		80
Total Reserves at Queensland operating mines			3 117	2 051
Queensland Undeveloped Coal Reserves
CQCA JV	Daunia	OC	73	64		20.2		50
BHP Mitsui	Poitrel/Winchester	OC	79	62		22.8		80
	Nebo West	OC	22	16		7		80
Total Queensland Undeveloped Coal Reserves			174	142
Total Queensland Coal Reserves			3 291	2 193
Illawarra Coal Reserves at operating mines (8)
	Appin	UG	84	78	8 122	22.7	0.33	100
	West Cliff	UG	79	72	8 239	20.8	0.36	100
	Elouera	UG	5	4	8 261	23.9	0.57	100
	Dendrobium	UG	92	63	8 267	22.9	0.53	100
Total Illawarra Coal Reserves			260	217

(1) OC = open-cut, UG = underground.

(2) Coal Reserve (metric tonnes) is the sum of Proved and Probable Coal Reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Reserve (metric tonnes) are the tonnages of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Coal Reserve. Note that where the coal is not beneficiated the Coal Reserve and Marketable Reserve are the same.

(3) Coal wash plant recovery:

Queensland Coal
Goonyella	70%	Blackwater/South Blackwater	83%
Peak Downs	56%	Gregory/Crinum	84%
Saraji	58%	Riverside	70%
Norwich Park	71%	South Walker	72%

Illawarra Coal
Appin	89%	Elouera	74%
West Cliff	87%	Dendrobium	69%

(4) CQCA's Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater mines, Gregory JV mines Gregory and Crinum mines, and BHP Mitsui Coal P/L South Walker and Riverside mines passed audit by Runge P/L in June 2001. No third party audits have been undertaken on the Illawarra reserves in the past three years.

(5) Reserves are quoted on air-dried qualities, as this is the basis they are sold on the international market.

(6) A drill spacing of 1000m is used to classify Proved Reserves and 1000m to 2000m to classify Probable Reserves.

(7) Competent Person for Queensland Coal Reserves is B Cox (MAusIMM), and for Illawarra Coal Reserves is B Clark (MAusIMM).

(8) Cordeaux has been closed and its remaining Coal Resources are now deemed as a long-term Coal Resource for Dendrobium. Tower Colliery was closed at the end of CY2002 and the remaining Coal Reserves allocated to Appin.

(9) The Queensland operating mines recoverable and marketable Coal Reserves have increased by 37 per cent and 29 per cent respectively compared to the previous 2002 base. These increases are due to new price assumptions, pit redesigns and the replacement of South Blackwater reserves with reserves from the Kennedy area; the increases have been partially offset by depletion due to production mining. Illawarra operating mines recoverable and marketable Coal Reserves have decreased by 24 per cent and 17 per cent respectively compared to the previous 2002 base. These decreases are primarily due to the closure of the Cordeaux and Tower collieries and depletion from mine production.

Diamonds and Specialty Products Customer Sector Group

Mineral Resources

The table below details the Mineral Resources for the Diamonds and Specialty Products Customer Sector Group as at 30 June 2003 in 100 per cent terms.

	Measured Resources		Indicated Resources		Inferred Resources		Total Resources		BHP
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Billiton
	(millions	Carats/	(millions	Carats/	(millions	Carats/	(millions	Carats/	Interest
Deposit	dmt)	tonne	dmt)	tonne	dmt)	tonne	dmt)	tonne	%
EKATI Diamond Mine
Diamond Resources (1)(2)
EKATI Core Zone	34.5	1.2	36.3	0.9	18	1.0	88.5	1.0	80.0
EKATI Buffer Zone	1.2	0.8	23.0	2.0	15	2.1	39.4	2.1	58.8

(1) Resources presented are total resources inclusive of the resources converted to Ore Reserves and those not yet converted to Ore Reserves; they are reported using a 1.0mm size cut-off and the Competent Person responsible is J Carlson (MAusIMM, NAPEGG).

(2) Diamond resources have been increased with additional drilling and remodelling; with a net gain, allowing for mining depletion, of 14 Mt.

Ore Reserves

The table below details the Ore Reserves for the Diamonds and Specialty Products Customer Sector Group as at 30 June 2003 (unless otherwise stated) in 100 per cent terms.

	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		Recoverable Product (1)
		Grade		Grade		Grade		BHP
	Tonnes	Carats/	Tonnes	Carats/	Tonnes	Carats/		Billiton
	(millions	tonne	(millions	tonne	(millions	tonne	Carats	Interest
Deposit	dmt)	(>2.0mm size)	dmt)	(>2.0mm size)	dmt)	(>2.0mm size)	(millions)%
EKATI Diamond Mine
Diamond Ore Reserves
Ekati Core Zone (2)(3)(4)(5)(6)	22.1	0.9	25.6	0.7	47.7	0.8	36.6	80
	TiO2 slag		TiO2 slag		TiO2 slag
	(million tonnes)		(million tonnes)		(million tonnes)
Titanium (7)(8)
Ore Reserves
Richards Bay Minerals		9.3		16.2		25.5		50

(1) These figures are expressed in terms of the recoverable quantity of marketable product.

(2) Search radii of 30m and 60m are used to classify Proven and Probable Reserves, respectively.

(3) Third party reserve audits have not been conducted on our reserves for purposes of this Annual Report.

(4) Diamond prices used for pit optimisations and Ore Reserves reflect current marketing conditions.

(5) The Ore Reserves have incorporated a plant conversion from 1.5mm to 2.0mm square mesh screen stone size cut-off; this has reduced the Ore Reserves by 8.3M carats. The overall reduction in total Ore Reserves due to cut-off changes, additional drilled reserves and production depletion of 10.5 Mt.

(6) The Competent Persons responsible are P Pecek (MAusIMM) and W Boggis (MAusIMM).

(7) The Competent Person responsible is J Giroux (CIM/OEQ).

(8) The Titanium Ore Reserves are as at 31 December 2002.

Energy Coal Customer Sector Group

Energy Coal Resources (3)(4)(5)

The table below details our Energy Coal Resources (in metric tonnes) estimated as at 30 June 2003 in 100 per cent terms.

		Potential		Measured	Indicated	Inferred	Total	BHP Billiton
		Mining	Coal	Tonnes	Tonnes	Tonnes	Tonnes	Interest
Ownership	Deposit	Method(1)	Type(2)	(millions)	(millions)	(millions)	(millions)%
New Mexico
Operating mines	San Juan	OC & UG	Th	241	16	-	257	100
	La Plata	OC	Th	51	-	-	51	100
	Navajo	OC	Th	250	-	-	250	100
South Africa
Operating mines	Douglas	OC & UG	Th	310	-	-	310	84
	Khutala	OC & UG	Th	992	-	-	992	100
	Koornfontein	UG	Th	48	-	-	48	100
	Middelburg	OC	Th	440	-	-	440	84
	Optimum	OC	Th	247	208	-	455	100
	Rietspruit	OC & UG	Th	4	-	-	4	50
	ZAC	OC & UG	Anth	12	2	-	14	100
Projects	Khutala 5 seam	OC/UG	Th	-	138	-	138	100
	Klipfontein	OC	Th	93	-	-	93	100
	Leandra North	UG	Th	443	134	-	577	100
	Leandra South	UG	Th	-	474	-	474	100
	Rem Block IV	UG	Th	-	189	-	189	50
	Weltevreden	OC/UG	Th	-	418	-	418	100
	Naudesbank	OC/UG	Th	19	33	79	131	100
Undeveloped	Pegasus	OC	Th	11	-	-	11	100
	Union	OC	Th	102	-	-	102	100
Mineral leases	Miscellaneous	UG	Th	50	4 967	2 560	7 580	100
Australia
Operating mine and	Mt Arthur Coal	OC & UG	Th	817	2 144	519	3 480	100
project
Projects	Wyong	UG	Th	508	816	56	1 380	78
	Togara South	UG	Th	317	646	1 060	2 022	100
Colombia
Operating mine	Cerrejon Coal	OC	Th	331	468	-	799	33.3
	Company

(1) OC = open-cut, UG = underground.

(2) Th = thermal coal, Anth = Anthracite.

(3) Competent Persons
San Juan, La Plata: R Vanvalkenburg (RPE NM)
Navajo: D Rawson (MAusIMM)
Khutala, Rietspruit, ZAC, Rem Block IV, Union, Mineral Leases: M A J Visser (SACNASP)
Douglas: J H Marais (SACNASP)
Koornfontein: C W Joubert (SACNASP)
Middelburg: J C van der Merwe (SACNASP)
Optimum: G J Cronje (SACNASP)
Khutala 5 Seam, Klipfontein, Weltevreden: J L Pienaar (SACNASP)
Leandra North, Leandra South, Pegasus, Naudesbank: C D Van Niekerk (SACNASP)
Mt Arthur Coal: P Grey (FAusIMM)
Wyong: K Bartlett (MAusIMM)
Cerrejon Coal Company: C D Van Niekerk (SACNASP)
Togara South: D Dunn (MAusIMM).

(4) New Mexico Coal Resources have reduced by 25 Mt from the previous 2002 base due to mining depletion, revised coal thickness and reclassification. Middelburg mine increased its total Coal Resource by 37 Mt from the previous 2002 base; the increases were the result of remodelling following a drilling program. Optimum decreased its resource by 27 Mt following redefinition of the seam limits and remodelling following a drilling program. Other changes in South African Coal Resources are primarily due to mining depletion. The Mt Arthur Coal total Coal Resources have increased by 518 Mt over the previous 2002 resource base; this is due to the inclusion of Coal Resources that are potentially extractable by underground methods. The Cerrejon Coal Company Resource has reduced due to reclassification 67 Mt and mining depletion 27 Mt from the previous 2002 resource base.

(5) New Mexico and Togara South Coal Resources are quoted on an in situ moisture basis; all other Coal Resources are on an air-dried basis.

Energy Coal Customer Sector Group continued

Energy Coal Reserves (7)(11)(12)

The table below details the Energy Coal Reserves (in metric tonnes) estimated as at 30 June 2003.
					Marketable on air-dried basis
				Mined						BHP
				Recoverable.(4)		Calorific	Calorific.			Billiton
		Mining	Coal	Tonnes	Tonnes	Value	Value	Sulphur	Total	Interest
	Deposit (1)	Method (2)	Type (3)	(millions)	(millions)	(Kcal/kg)	(Btu/lb)%		Moisture(5)%
Assigned Thermal
Coal Reserves
New Mexico (6)
Operating mines	San Juan	OC & UG	Th	85	85	5 300	9 540	0.70	9.0	100
	La Plata (8)	OC	Th	-	-	-	-	-	-	100
	Navajo	OC	Th	232	232	4 800	8 640	0.84	13.0	100
South Africa
Operating mines	Douglas	OC & UG	Th	253	184	6 470	11 650	0.74	8.0	84
	Khutala	OC & UG	Th	371	373	4 540	8 170	0.94	8.0	100
	Koornfontein	UG	Th	23	15	6 570	11 830	0.75	7.5	100
	Middelburg	OC	Th	260	218	6 400	11 520	0.62	6.7	84
	Optimum	OC	Th	376	293	6 680	12 020	0.52	8.0	100
	ZAC	OC & UG	Anth	4.6	3	7 470	13 450	0.90	6.3	100
Australia
Operating mine	Mt Arthur Coal	OC & UG	Th	555	478	6 420	11 560	0.57	10.2	100
and Project
Colombia
Operating mine	Cerrejon Coal	OC	Th	769	759	6 198	11 160	0.54	13.7	33.3
	Company
Unassigned Thermal
Coal Reserves (9)
Projects	Leandra North (10)	UG	Th	215	-	-	-	-	-	100
	Klipfontein Klipspruit	OC	Th	79.5	67.0	5 490	9 880	0.6	9.0	100
Undeveloped	Pegasus	OC	Th	10	9.0	6 570	11 830	0.54	0.80	100

(1) Third party reserve audits have been undertaken on the following operations: Bayswater, 1997-2001 Mincon volume audits; Mount Arthur North, May 2000/2001, Dr D Balydan of Geological Management Services Pty Ltd; and Cerrejon Zona Norte (section of the Cerrejon Coal Company), August 2002 and December 2001, Mr P Riley, Exploration Computer Services, Lakefield, Colorado. San Juan mine: 1) Audit of the underground resource and reserve conducted in June 2000 conducted by Skelly & Loy, Inc; and 2) Audit of the technical design, modelling and planning data for the proposed underground mine feasibility study conducted by Marston & Marston, Inc in September 2000. This review included a review of the San Juan and La Plata modelling and planning data.

(2) Mining method: OC = open-cut, UG = underground.

(3) Coal type: Th = thermal coal, Anth = Anthracite.

(4) Recoverable Coal Reserve (tonnes) is the sum of Proven and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnages of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(5) Coal moisture content is on an as received basis.

(6) Mining recovery for Navajo mine is 95 per cent; San Juan Surface mining is 95 per cent; and San Juan Underground mining is 55 per cent.

(7) Drill spacings of between 125m by 125m and up to 750m spacing are used for Energy (thermal) Coal Proven Reserves. A drill spacing of 500m to 1000m is used for Probable Reserves at New Mexico; for the South African and Colombian sites the Probable Reserve category is not used.

(8) The reserves of La Plata Mine (1mt) were depleted during the financial year 2002/03 and the assets are currently being reclaimed and the mine closed.

(9) The unassigned, undeveloped Coal Reserves are based on feasibility studies.

(10) No market exists currently for Leandra North, therefore no marketable tonnes available.

(11) Competent Persons: Navajo: D Rawson (MAusIMM); San Juan, La Plata:
R Vanvalkenburg (RPE NM); Optimum: G J Cronje (SACNASP); Middelburg:
J C van der Merwe (SACNASP); Douglas: J H Marais (SACNASP); Koornfontein:
C W Joubert (SACNASP); Khutala, ZAC: M A J Visser (SACNASP); Mt Arthur Coal:
P Grey (FAusIMM); Cerrejon Coal Company, Leandra North, Pegasus:
C D Van Niekerk (SACNASP); Klipfontein Klipspruit: J L Pienaar (SACNASP).

(12) The New Mexico Coal Reserves have been reduced by approximately 45Mt due to unresolved mining rights. Khutala recoverable and marketable Coal Reserves have been reduced by 96
Mt and 104 Mt respectively due to remodelling of the reserves, changes in the extraction factor and mining depletion. Other changes in the South African thermal Coal Reserves are primarily due to production depletion. The Mt Arthur Coal Recoverable and Marketable Coal Reserve have increased by 51 Mt and 37 Mt respectively; this is the net effect of reclassification of some open-cut reserves to probable underground reserves due to a more favourable profit margin and a reserve depletion due to production mining. Coal Reserves at Cerrejon Coal Company have increased by the acquisition of Patilla Norte Coal Reserves from the Colombian government.

Stainless Steel Customer Sector Group

Stainless Steel Mineral Resources

The tables below detail Nickel and Chrome Mineral Resources (in metric tonnes) for the Stainless Steel Materials Customer Sector Group, as at the end of June 2003 in 100 per cent terms.

			Measured Resources		Indicated Resources		Inferred Resources		Total Resources		BHP
			Tonnes		Tonnes		Tonnes		Tonnes		Billiton
			(millions	Grade	(millions	Grade	(millions	Grade	(millions	Grade	Interest
Commodity	Deposit	Type	dmt)	%Ni	dmt)	%Ni	dmt)	%Ni	dmt)	%Ni	%
Nickel (4)	Cerro Matoso (1)(2)	Laterite	41.3	1.85	15.2	1.63	1.6	1.5	58.1	1.78	99.8
			% Cr203		% Cr203		% Cr203		% Cr203
Chrome (4)	Western Chrome		28	41.1	81	41.5	9	38.4	118	41.2	60
South Africa	Eastern Chrome		35	40.9	120	42.9	89	44.0	243	43.0	60
operating	Chrome
mines (1)(2)(3)	Undeveloped		34	43.7	111	44.0	26	44.4	171	44.0	60

(1) Resources for nickel are estimated on the basis of a 1.1 per cent nickel cut-off; chrome is based on a 38 per cent Cr203 in situ chromitite cut-off.

(2) Competent Persons C Rodriguez (MAusIMM) for Cerro Matoso, and C D Beater (SACNASP) for Eastern Chrome, Western Chrome and Undeveloped Chrome.

(3) Measured and Indicated Resources for chrome are inclusive of those resources that have been modified to produce Ore Reserves. Previously resources were exclusive of those modified to produce reserves.

(4) Eastern Chrome Resources have been updated with more stringent criteria applied to resource classification; the total Eastern Chrome resource has decreased by 78 Mt from the 2002 resource base. Western Chrome Resources have increased by 41 Mt. Changes to the Cerro Matoso resource are primarily due to production depletion.

Stainless Steel Ore Reserves

The table below details our Stainless Steel Materials Ore Reserves (in metric tonnes), estimated as at 30 June 2003.

		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves(1)		BHP
		Tonnes		Tonnes		Tonnes		Billiton
		(millions	Grade	(millions	Grade	(millions	Grade	Interest
Commodity	Deposit	dmt)	% Ni	dmt)	% Ni	dmt)	% Ni	%
Nickel (2)(3)(4)(5)(6)(7)
Colombia	Cerro Matoso	31.1	2.02	12.0	1.7	43.2	1.93	99.8

Chrome (2)(3)(4)(5)(6)(7)			%Cr203		%Cr203		%Cr203
South Africa	Western Chrome	10	36.7	15	36.7	25	36.7	60
Operating mines	Eastern Chrome	9	37.9	28	39.9	37	39.5	60

(1) Mining dilution and mining recovery are accounted for in the reserve estimates.

(2) Reserves for nickel are estimated on the basis of a 1.1 per cent nickel cut-off, chrome is based on a 38 per cent Cr203 in situ chromitite cut-off.

(3) Metallurgical recoveries for the operations are: Cerro Matoso 86 per cent nickel; Western Chrome 73 per cent chrome; and Eastern Chrome 76 per cent chrome.

(4) Reserve audits for Cerro Matoso in the last three years are: July 2000, audit undertaken MRDI (Mineral Resources Development Inc), San Mateo, California to investigate grade bias of the
CMSA laboratory, on behalf of CMSA. Third party auditing has been carried out on chrome in the last year.

(5) Equivalent drill spacing of 30m for Proved Reserve, and 60m for Probable Reserve has been used for Cerro Matoso reserve classification. For the chrome mines the known (published)
continuity of the chromitite layers in the Bushveld Complex allows wide-spaced drilling to delineate Proved Reserves with 300m square grid (no structural complexity).

(6) Competent Persons: R Argel (MAusIMM) for Cerro Matoso, and C D Beater (SACNASP) for Eastern Chrome and Western Chrome.

(7) The Western Chrome and Eastern Chrome Reserves have been updated and reported as Run of Mine (ROM) plant feed and not as saleable product as reported in previous years. This change in reporting has increased tonnage by 4.3 Mt and 17.7 Mt for Western Chrome and Eastern Chrome, respectively; chrome grades have reduced in each case. Nickel and Chrome Reserves have been depleted by mine production.

Directors' Declaration

In accordance with a resolution of the Directors of BHP Billiton Limited, the Directors declare that the financial statements and notes, set out on pages 2 to 108:

(a) Comply with applicable Accounting Standards and the Corporations Regulations 2001; and

(b) Give a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the year ended 30 June 2003; and

In the Directors' opinion:

(a) The financial statements and notes are in accordance with the Corporations Act 2001; and

(b) There are reasonable grounds to believe that BHP Billiton Limited will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

D R Argus - Chairman

CW Goodyear - Chief Executive Officer

Dated in Melbourne this 9th day of September 2003

Note - the page numbers shown above refer to the appropriate pages in the BHP Billiton Limited 2003 Combined Financial Statements

Independent Audit Report

To the members of BHP Billiton Limited:

Scope

The financial report and Directors' responsibility

The financial report comprises the Statement of Financial Position, Statement of Financial Performance, Statement of Cash Flows, accompanying notes to the financial statements, and the Directors' Declaration for the BHP Billiton Group, comprising both BHP Billiton Limited ('the Company') and BHP Billiton Plc (and the entities they each controlled during the year), for the year ended 30 June 2003.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinion we have formed.

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards in Australia and other mandatory professional reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Group's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

  examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of BHP Billiton Limited is in accordance with:

(a) the Corporations Act 2001, including:

        (i) giving a true and fair view of the Company's and BHP Billiton Group's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

        (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PricewaterhouseCoopers

Geoffrey M Cottrell
Partner

KPMG

William J Stevens
Partner

Dated in Melbourne this 9th day of September 2003

Shareholder Information

Twenty largest shareholders as at 29 August 2003 (as named on the Register of Shareholders)
BHP Billiton Limited	Number of	% of
	fully paid	issued
	shares	capital
1 Westpac Custodian Nominees Ltd	576 536 951	15.37
2 J P Morgan Nominees	534 117 665	14.24
3 National Nominees Ltd	472 291 328	12.59
4 Citicorp Nominees Pty Ltd	177 795 398	4.74
5 Australian Mutual Provident Society	106 814 215	2.85
6 ANZ Nominees Ltd	103 934 971	2.77
7 Queensland Investment Corporation	78 083 425	2.08
8 Commonwealth Custodial Services Ltd	55 079 558	1.47
9 HSBC Australia Nominees Pty Ltd	36 905 969	0.98
10 RBC Global Services Australia Nominees Pty Ltd	26 639 891	0.71
11 Government Superannuation Office
<State Super Fund A/C>	16 016 784	0.43
12 RBC Global Services Australia Nominees Pty Ltd
<BKCUST A/C>	15 893 514	0.42
13 Commonwealth Superannuation Board of Trustees	13 417 271	0.36
14 NRMA Group	13 326 356	0.36
15 Westpac Financial Services Ltd	13 306 408	0.35
16 RBC Global Services Australia Nominees Pty Ltd
<RA A/C>	12 436 391	0.33
17 Bond Street Custodians Limited	11 612 667	0.31
18 INVIA Custodian Pty Limited	11 566 322	0.31
19 RBC Global Services Australia Nominees Pty Ltd
<MLWSIF A/C>	10 849 713	0.29
20 Victorian WorkCover Authority	9 681 790	0.26
	2 296 306 587	61.22
BHP Billiton Plc	Number of	% of
	fully paid	issued
	shares	capital
1 Plc Nominees Pty Ltd	564 168 050	22.86
2 Chase Nominees Limited	179 916 348	7.29
3 Mellon Nominees UK Limited <BSDTUSD A/C>	59 248 650	2.40
4 HSBC Global Custody Nominee UK Limited
<357206 A/C>	56 666 098	2.30
5 Chase Nominees Limited <USRESLD A/C>	47 308 917	1.92
6 Chase Nominees Limited <BGILIFEL A/C>	44 789 280	1.81
7 Nortrust Nominees Limited <SLEND A/C>	43 228 527	1.75
8 Mellon Nominees UK Limited
<BSDTABN A/C>	40 251 211	1.63
9 The Bank of New York Nominees Limited	39 534 058	1.60
10 Chase Nominees Limited <PUTLEND A/C>	37 073 419	1.50
11 Chase Nominees Limited <LEND A/C>	37 020 078	1.50
12 BNY OCS Nominees Limited	35 647 269	1.44
13 Prudential Client HSBC GIS Nominee
UK Limited <PAC A/C>	32 159 904	1.30
14 Nortrust Nominees Limited	30 720 559	1.24
15 State Street Nominees Limited <GB01 A/C>	27 215 484	1.10
16 HSBC Global Custody Nominee UK Limited
<899877 A/C>	25 866 147	1.05
17 Stanlife Nominees Limited	23 022 456	0.93
18 Vidacos Nominees Limited <FGN A/C>	22 867 131	0.93
19 State Street Nominees Limited <SS01 A/C>	21 913 808	0.89
20 Chase Nominees Limited <LENDNON A/C>	20 531 185	0.83
	1 389 148 579	56.27

Substantial shareholders

BHP Billiton Limited

The Capital Group Companies Inc, by notice dated 21 August 2002, advised that it had ceased to be a substantial shareholder.

BHP Billiton Plc

By notices provided the Company's register of substantial shareholdings showed the following interests in 3 per cent or more of the Company's shares:
	Date of notice	Ordinary shares	%
Plc Nominees Pty Ltd	21 Aug 02	540 360 860	21.89
The Capital Group of Companies	23 Jul 03	173 442 473	7.03
Old Mutual Plc (1)	29 Aug 03	152 656 921	6.19
Putnam Investment Management
LLC & The Putnam Advisory
Company LLC	19 Jun 03	99 025 431	4.01
Barclays Bank Plc	22 Jul 03	76 992 116	3.12
Franklin Resources Inc & affiliates(2)	29 Aug 03	98 518 328	3.99
Legal & General
Investment Management Ltd	14 Jun 02	75 230 880	3.05

(1) Old Mutual Asset Managers (South Africa) (Pty) Ltd hold 79 417 870 shares representing 3.22 per cent of the total disclosed for Old Mutual Plc group companies.

(2) Chase Nominees Ltd holds 75 386 454 shares representing 3.05 per cent of the total disclosed for Franklin Resources Inc & affiliates.

Distribution of shareholders and shareholdings as at 29 August 2003
	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares		Shareholders		Shares
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Registered address
Australia	306 835	94.2	3 660 614 877	97.6	65	0.7	920 021	0.1
New Zealand	9 153	2.8	41 286 195	1.1	12	0.1	39 625	0.0
United Kingdom	5 053	1.6	23 842 034	0.6	7 382	78.5	1 878 900 868	76.1
United States	1 847	0.6	4 275 643	0.1	63	0.7	343 655	0.0
South Africa	45	0.0	111 915	0.0	1 576	16.7	580 439 695	23.5
Other	2 652	0.8	20 888 792	0.6	309	3.3	7 503 138	0.3
Total	325 585	100.0	3 751 019 456	100.0	9 407	100.0	2 468 147 002	100.0
	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares (1)		Shareholders		Shares(1)
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Size of holding
1 - 500 (2)	78 402	24.1	21 028 221	0.6	2 396	25.5	519 365	0.0
501 - 1 000	62 429	19.2	49 551 181	1.3	1 522	16.2	1 084 141	0.0
1 001 - 5 000	133 260	40.9	314 126 870	8.4	3 124	33.2	6 931 743	0.3
5 001 - 10 000	27 694	8.5	198 190 259	5.3	581	6.2	4 091 814	0.2
10 001 - 25 000	17 189	5.3	259 573 559	6.9	449	4.8	7 043 726	0.3
25 001 - 50 000	4 074	1.3	139 683 873	3.7	246	2.6	8 827 228	0.4
50 001 - 100 000	1 595	0.5	108 869 687	2.9	250	2.7	17 876 492	0.7
100 001 - 250 000	645	0.2	92 790 666	2.5	312	3.3	49 466 009	2.0
250 001 - 500 000	143	0.0	47 546 809	1.3	156	1.6	55 268 134	2.2
500 001 - 1 000 000	51	0.0	35 614 171	0.9	146	1.5	104 956 748	4.3
1 000 001 and over	103	0.0	2 484 044 160	66.2	225	2.4	2 212 081 602	89.6
Total	325 585	100.0	3 751 019 456	100.0	9 407	100.0	2 468 147 002	100.0

(1) One share entitles the shareholder to one vote.

(2) Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$10.93 as at 29 August 2003 was 7 779.
	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares		Shareholders		Shares(1)
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Classification of holder
Corporate	45 061	13.8	2 706 836 136	72.2	3 773	40.11	2 448 969 295	99.2
Private	280 524	86.2	1 044 183 320	27.8	5 634	59.89	19 177 707	0.8
Total	325 585	100.0	3 751 019 456	100.0	9 407	100.0	2 468 147 002	100.0

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 27th fl, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                                        The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003